Guy Whittaker Group Finance Director

Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs co.uk

Angela Connell
Senior Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

14 November 2006

Form 20-F for the fiscal year ended 31 December 2005
Filed 26 April 2006
File No. 001-10306

Dear Ms Connell

Thank you for your letter of 21 September 2006. Our replies to your comments are set out below. All page references are to the Form 20-F for the fiscal year ended 31 December 2005. References to ‘the Company’ are to the Royal Bank of Scotland Group plc, ‘the Group’ means the Company and its subsidiaries and ‘NatWest’ means National Westminster Bank Plc.

Accounting policies, page 88

Note 6 - Intangible assets and goodwill, page 89

1.	Please revise future filings to disclose your accounting policy for capitalizing internally generated computer software. Specifically describe how you applied the guidance in paragraphs 52-67 of IAS 38 in determining which costs could be capitalized.

As the net book value at 31 December 2005 of £634 million (2004 - £725 million) represented less than 0.5% of the Group’s total assets, we did not consider the Group’s accounting policy for internally generated computer software to be significant. However, in the light of your comments, we will include our policy on capitalisation of internally generated software within the accounting policy on Intangible assets and goodwill (policy number 6 on page 89) in our future filings as follows:

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‘Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licenses to use computer software that are expected to generate economic benefits beyond one year are also capitalised.’

Note 19 - Share-based payments, page 94

2.	Please revise future filings to provide all of the disclosures required by paragraphs 44 to 52 of IFRS 2.

The Group omitted the disclosures required by paragraphs 44 to 52 of IFRS 2 on the basis that the charge for share-based payments (2005 - £44 million; 2004 - £36 million) and the amounts recognised in equity (2005 - £52 million; 2004 - £23 million) and in liabilities (2005 - £11 million; 2004 - £20 million) relating to share-based payments were not material in the context of the Group’s financial statements. (They represent less than 1% of net income attributable to shareholders, shareholders’ equity and liabilities respectively). We will continue to review the materiality of these amounts and will include the required disclosures in future filings if they become material.

Cash flow statements, page 100

3.	We note that you have presented the proceeds of minority interests acquired and the costs of minority interests redeemed as cash flows from financing activities. Please explain to us how such cash flows related to minority interest are derived and how you determined that classification as a financing activity was the most appropriate.

The increases in minority interest during 2005 and 2004 related to equity shares issued by subsidiaries for cash to third parties totalling £1,264 million and £1,260 million respectively and hence represent cash proceeds from the issue of equity securities by subsidiaries that IAS 7 requires to be included in cash flows arising from financing activities (paragraph 17(a) of IAS 7). The decrease in minority interest in 2005 arose on redeeming, for £121 million (2004 – £2 million), shares in a subsidiary held by third parties (paragraph 17(b) of IAS 7). Under IFRS,

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minority interests are presented within equity (IAS 1 paragraph 68). In future filings, we will amend, in the light of your comments, the current descriptions ‘Proceeds of minority interests acquired’ and ‘Costs of minority interests redeemed’ to ‘Proceeds of minority interests issued’ and ‘Redemption of minority interests’ respectively.

Notes on the accounts, page 101

Note 4 - Operating profit before tax, page 104

4.	We are not clear as to the purpose of your footnote disclosure of operating profit before tax. The amounts disclosed do not agree in total to the amount reported as operating profit before tax on your consolidated income statement. It is not clear what you are trying to communicate by disclosing only certain amounts included within your operating profit before tax line item. Please revise your future filings to clearly explain the purpose of this presentation and why you think it is meaningful to investors.

This footnote disclosure primarily relates to components of income and expense required to be disclosed under UK companies legislation and accounting standards. As the components cover different aspects of the income statement they are not additive and therefore do not agree to operating profit before tax.

In the light of your comments, we will consider relocating these disclosures, in future filings, into other notes to the accounts as appropriate.

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Note 12 - Loans and advances to customers, page 107

Securitisations - Continuing involvement, page 109

5.	Please revise future filings to clearly explain the nature of the risks and rewards of ownership to which you remain exposed with respect to your U.S. securitisations of residential mortgages in accordance with paragraph 94(a)(ii) of IAS 39. For example, clarify whether your continuing involvement takes the form of a guarantee, written or purchased option or cash-settled option as described in paragraph 30 of IAS 39.

We advise the Staff that the Group’s continuing involvement takes the form of subordinated interests in the transferred assets which are economically equivalent to a guarantee under paragraph 30 of IAS 39. In future filings, we will revise the disclosure in note 12 on continuing involvement as follows:

‘Continuing involvement

In certain US securitisations of residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control of the assets as defined by IFRS and continues to recognise the assets to the extent of its continuing involvement. The Group’s continuing involvement takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages.’

Assumptions/impact on fair value, page 110

6.	We note that in the valuation of your U.S. Agency and commercial retained interests, you have assumed no risk of credit loss. Please revise your future filings to disclose the nature and terms of the guarantee associated with the U.S. Agency retained interests, and how you determined no credit loss was possible on your commercial retained interests.

We propose to include, in future filings, the following additional footnotes to the table on page 110:

‘US Agency retained interests are securities whose principal and interest have been guaranteed by various United States Government Sponsored Enterprises (‘GSEs’). These GSEs include the

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Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), and the Government National Mortgage Association (‘Ginnie Mae’).

Fannie Mae and Freddie Mac are federally regulated but are privately owned. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to AAA.

Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.’

At 31 December 2005, substantially all of the Group’s commercial retained interests (98%) had investment grade ratings and a large majority (81%) had AAA or AA ratings. The Group assumed zero credit losses on such securities based on the seniority in payoffs that these securities have, the low default probabilities of such securities and the support for these securities that exists via subordinate securities and other means. This assumption was supported by a history of less than 0.1% credit losses in investment grade securities and less than 0.3% in sub-investment grade securities over a one-year time horizon in the commercial mortgage-backed securities market and by 0% default rates over a one-year time-horizon for AAA and AA rated commercial mortgage-backed securities based on information from independent third party rating agencies available at the time the financial statements were prepared. Further, based upon more recent information from independent third party rating agencies, the history of credit losses in investment and sub-investment grade securities has been 0% and less than 0.1%, respectively, over a one-year time-horizon. In future filings, we will expand note 5 to the tables on page 110 to explain more fully the assumption of zero credit losses if such an assumption remains valid.

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Note 13 - Debt securities, page 112

7.

Please revise future filings to separately disclose securities issued by U.S. government sponsored entities (GSEs). Unlike U.S. agency securities, securities issued by GSEs are not backed by the full faith and credit of the United States Government.

In future filings, we will disclose separately information for debt securities issued by GSEs as follows:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	£m	%	£m	%	£m	%	£m	%	£m	%

UK government

US federal government, States and agencies

Other government

US government sponsored entities

Bank and building society

Mortgage-backed securities

Corporate debt securities

Other

Total fair value

		Less than 12 months		More than 12 months		Total

	Number of issues	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m

UK government

US federal government, States and agencies

Other government

US government sponsored entities

Bank and building society

Mortgage-backed securities

Corporate debt securities

Other

Total

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Note 14 - Equity Shares, page 112

8.	At the bottom of page 112 you discuss certain unquoted equity investments that are recorded at cost. It is not clear, however, where such investments are classified in the table above. In the table you classify equity investments for the year ended December 31, 2005 as either held-for-trading, designated as at fair value through profit or loss, or available-for-sale - each of which are recorded at fair value. Please revise future filings to clearly disclose how unquoted equity investments recorded at cost are classified.

The Group classifies its interests in unquoted equity investments recorded at cost as available-for-sale financial assets in accordance with paragraph 9 of IAS 39.

In future filings, we propose to update the Group’s accounting policies – Financial assets (policy number 13 on page 92) to:

‘Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for- sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets....’

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Note 17 - Intangible Assets, page 115

9.	Please revise your future filings to provide all of the disclosures required by paragraphs 134-137 of IAS 36 with respect to the estimates used to measure the recoverable amounts of cash-generating units containing goodwill. For example, you have indicated that your valuations for Charter One and Churchill Group were based on the value in use, but have not provided all of the disclosures required by paragraph 134(d)(i)-(v).

In the light of your comments, we will, in future filings, revise the disclosure in note 17 as outlined below.

‘Impairment review

The Group’s goodwill acquired in business combinations is reviewed annually for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value.

The tables below provide disclosures for those cash generating units where the allocated goodwill is significant in comparison with the total amount of acquired goodwill recognised by the Group.

(a)	Cash generating units for which recoverable amount has been based on value in use.

Goodwill

			2006	2005
Significant	Acquisition	Cash generating unit	£m	£m	Discount rate
business
division

Division A	Acquisition 1	CGU 1			X%

Division B	Acquisition 2	CGU 2			Y%

(1)	Cash flows have been projected over the period 2007 to 20xx based on budgets and forecasts to which appropriate growth factors have been applied.

(2)	The key assumptions in determining the value in use of these CGUs are …..

(b)	Cash generating units for which recoverable amount has been based on fair value less cost to sell.

Goodwill

			2006	2005
Significant	Acquisition	Cash generating	£m	£m	Methodology used to
business		unit			determine fair value
division					less cost to sell

Division C	NatWest*	CGU 3

Division D	NatWest*	CGU 4			Earnings multiple

Division E	NatWest*	CGU 5

Division F	Acquisition 3	CGU 6

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(1)	The key assumptions in the valuation of the NatWest units were... For CGU 6 the key assumptions were...

* Of the overall goodwill arising from the acquisition of NatWest in 2000, £x.x billion (2005 – £2.7 billion) has been allocated to cash generating units other than those discussed above.’

If a reasonably possible change in key assumptions would cause the carrying amount of a cash generating unit to exceed its recoverable amount, the following additional disclosure would be given:

‘The key assumption for the valuation of CGU X was the xxxx, the value assigned to this assumption in the impairment review was x. A change of x% to this assumption would result in CGU X’s carrying value being equal to its recoverable amount. At 31 December 2006, the recoverable amount of CGU X exceeded its carrying value by £xxx million.’

Note 19 - Derivatives at fair value, page 118

10.	Please revise future filings to provide the disclosures required by paragraphs 58-59 of IAS 32 with respect to your hedging transactions. Alternatively, provide the disclosures required by paragraphs 22-24 of IFRS 7.

Disclosures required by paragraph 58 of IAS 32 are included in note 19 on page 118 and accounting policy number 18 - Derivatives and hedging on page 93 in the Group’s 2005 report.

In future filings, we will revise the table on the cash flow hedging reserve in the reserves note (note 31, page 132) to include the disclosures required by paragraph 59 of IAS 32 as follows:

Cash flow hedging reserve	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m
At 1 January
Implementation of IAS 32 and IAS 39 on 1
January 2005
Recognised in equity
Transferred from equity to earnings
Taxation

At 31 December

11.	Your disclosure on page 118 indicates that the majority of your hedging transactions involve the use of interest rate swaps to hedge either the interest rate risk or exposure to variability in future cash flows associated with recognised financial assets and liabilities or forecasted

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transactions (in the case of cash flow hedges.) Please revise future filings to clearly identify the specific hedged items in these hedging transactions. In addition, describe the methods used to assess effectiveness for each of your hedging strategies.

We will include the following additional disclosure in note 19 in future filings:

‘For cash flow hedge relationships of interest rate risk the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt.

The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.’

12.	Please revise your disclosure in future filings to explain your statement at the bottom of page 118 that states that you held derivatives assets at fair value amounting to £55 million (notional amounts £1 billion). It is not clear how these amounts reconcile to the amounts disclosed in the table above or to your financial statements.

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UK companies legislation requires the financial statements of the Company to be presented in the Group’s Annual Report and Accounts. The disclosure at the bottom of page 118 is for the Company alone. The amounts in the table above the Company disclosures are for the consolidated Group. The £55 million is shown on the Company balance sheet on page 98 (‘Derivatives at fair value’).

Note 28 - Subordinated liabilities, page 126

13.	Please revise future filings to disclose the contractual terms and conditions of your subordinated liabilities - specifically your loan capital - in accordance with paragraphs 62 -63 of IAS 32.

In addition to the analyses provided in 2005 in note 28, in future filings, we will tabulate the contractual terms and conditions of subordinated liabilities as set out in the attached annex.

14.	Your share premium account rollforward on page 132 indicates that some of your undated loan capital is exchangeable into equity shares. Please explain to us how you applied the guidance in paragraphs 28-32 of IAS 32 to such compound financial instruments.

The share premium account roll forward for 2004 reflects an increase of £460 million attributable to the conversion of exchangeable undated loan capital. These securities (US$850 million of exchangeable securities, Series B) were convertible not into equity shares but into non-cumulative preference shares, Series L.

IAS 32 was adopted by the Group on 1 January 2005. Under previous GAAP (UK GAAP) the non-cumulative preference shares, Series L, were treated as non-equity shares and the proceeds of issue included in non-equity shareholders’ funds. As required by the UK Companies Act 1985 (‘the Companies Act’) share premium was recognised on their issue.

Furthermore, we advise the Staff that the non-cumulative preference shares, Series L, are classified as debt under IAS 32 (see the answer to comment 15 below). The exchangeable securities, Series B, therefore had no equity components to which IAS 32 paragraphs 28-32 apply.

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Note 30 - Share capital, page 129

15.	Please revise future filings to disclose how each series of preference shares is reported in your financial statements. Clarify which series of preference shares are classified as liabilities and which are classified as equity, and describe the characteristics that you considered in determining the appropriate classification. For example,

Your disclosure on page 131 indicates that non-cumulative preference shares are redeemable at the option of the company. It is not clear to us why you would classify such shares as debt considering the guidance in paragraph AG 25 of IAS 32, which differentiates between shares redeemable at the option of the holder (classified as debt) from those redeemable at the option of the company (classified as equity.)

It is our understanding that your non-cumulative convertible preference shares are both redeemable at the option of the company and convertible by the holder. It is not clear to us whether you have separately accounted for the liability and equity components of such instruments in accordance with paragraphs 28-42 of IAS 32.

In the light of your comments, we will revise future filings to amend the table in note 30 to disclose the classification of each series of preference share; for example:

‘Class of preference share	Series	Debt or
equity (1)
Non–cumulative preference shares of US$0.01	Series D	Debt
Non–cumulative preference shares of US$0.01	Series E	Debt
Non–cumulative preference shares of US$0.01	Series F	Debt
Non–cumulative preference shares of US$0.01	Series G	Debt
Non–cumulative preference shares of US$0.01	Series H	Debt
Non–cumulative preference shares of US$0.01	Series I	Debt
Non–cumulative preference shares of US$0.01	Series K	Debt
Non–cumulative preference shares of US$0.01	Series L	Debt
Non–cumulative preference shares of US$0.01	Series M	Equity
Non–cumulative preference shares of US$0.01	Series N	Equity
Non–cumulative preference shares of US$0.01	Series P	Equity

Non–cumulative convertible preference shares of US$0.01	Series 1	Debt

Non–cumulative preference shares of €0.01	Series 1	Equity
Non–cumulative preference shares of €0.01	Series 2	Equity

Non–cumulative convertible preference shares of £0.01	Series 1	Debt

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Cumulative preference shares	Series 1 & 2	Debt

(1)	Those of the Group’s preference shares for which the Group has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity. The conversion rights attaching to the convertible preference shares may result in the Group delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.’

Additionally, we advise the Staff that the Company’s preference shares fall into three categories: non-cumulative preference shares (non-convertible and convertible) and cumulative preference shares. The characteristics that we considered in determining their classification are described below.

Non-cumulative preference shares - the Company’s non-cumulative preference shares have no maturity or mandatory redemption date and are only redeemable at the option of the Company after specified dates.

The rights of holders of the Company’s non-cumulative non-convertible preference shares differ. The contractual terms of the Series D to L US $ shares require the Company, subject only to adequate distributable profits and not breaching regulatory requirements, to pay dividends. In accordance with IAS 32 paragraph AG26, these non-cumulative preference shares are classified as debt as the Company has no discretion in regards to the payment of dividends. Distributions on the Series M to P US$ shares and the Series 1 and 2 Euro shares are at the absolute discretion of the Company and these preference shares are, therefore, classified as equity.

Holders of non-cumulative convertible preference shares have the right to convert their shares into ordinary shares after specified dates. The holders are not entitled to a fixed amount of ordinary shares but a variable number of shares based on their market price on conversion. Hence these shares are in their entirety liabilities – the definition of a financial liability in paragraph 11 of IAS 32 includes ‘a contract that will or may be settled in an entity’s own equity instruments and is a non-derivative for which the entity is or may be obliged to deliver a variable number of shares’.

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Cumulative preference shares - subject only to adequate distributable profits and not breaching regulatory requirements, distributions on the Company’s cumulative preference shares must be made. Hence, in accordance with IAS 32 paragraph AG26, these preference shares are classified as debt as the Company has no discretion in regards to the payment of dividends.

Note 31 - Reserves, page 132

16.	We note your disclosure on page 133 that the "merger reserve" arose on the acquisition of NatWest under UK GAAP. Please tell us and revise future filings to more clearly explain the nature of this reserve. In addition, tell us how this reserve was impacted by the adoption of IFRS 1.

Under the Companies Act when shares are issued at a value that exceeds their nominal value, any excess must be credited to the share premium account. However, the Companies Act (section 131) provides relief (‘merger relief’1) from the requirement to record amounts in the share premium account: essentially when a company issues shares to acquire an equity holding of at least 90% in another company.

The premium on the equity shares issued in March 2000 by the Company to acquire NatWest qualified for merger relief in the Company. Accordingly, in the Company accounts the shares issued were recorded at nominal value with no share premium in accordance with the Companies Act. However, the Group’s consolidated financial statements included the net assets of NatWest at fair value and goodwill arising on the acquisition; the difference between these amounts and the nominal value of the shares issued was credited to the merger reserve on consolidation. Under UK GAAP, goodwill was amortised over its useful life. A transfer from merger reserve to retained earnings was made each period equal to the amount of amortisation.

On adoption of IFRS, as permitted by IFRS 1, the Group applied IFRS 3 prospectively for business combinations consummated on or after 1 January 2004. Consequently, the carrying amount of the NatWest goodwill in the Group’s opening IFRS balance sheet was its carrying amount under UK GAAP. Under IFRS, goodwill is carried at cost less impairment provisions.

_______________
1 Merger relief must be taken when the conditions in the Companies Act are satisfied. It does not depend on the accounting treatment of the business combination; hence, merger relief is available for combinations (like the acquisition of NatWest) accounted for as an acquisition.

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Transfers from merger reserve to retained earnings will only be made when there is a recognised impairment or a disposal of a NatWest business.

We propose to amend future filings by amending the note at the top of page 133:

‘The merger reserve comprises the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the Company financial statements through the operation of the merger relief provisions of the Companies Act 1985.’

Note 35 - Memorandum items, page 153

Litigation, page 154

17.	Please revise future filings to provide the disclosures required by paragraph 84-89 of IAS 37 with respect to your provision for litigation.

As at 31 December 2005, the Group’s provision for litigation was £42 million. As this is not material, the disclosures in respect of provisions required by paragraphs 84, 85 and 87 were not made. The disclosures on page 154 cover contingent liabilities arising from litigation. The disclosures required by paragraph 86 were, to the extent practicable, given for the principal litigation to which the Group is party. As described in note 35, other litigation is not material to the Group and therefore the disclosures required by paragraphs 86 and 89 were not given.

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Note 46 - Significant Differences between IFRS and US GAAP, page 173

18.	We note that in your reconciliation to US GAAP on page 179 you present an adjustment for intangible assets related to timing differences. Please revise future filings to more clearly explain the differences between IFRS and US GAAP that led to this reconciling item.

US GAAP and IFRS on intangible assets are substantially the same. The adjustment for intangibles reported under ‘Implementation timing differences’ results from the different effective dates of the US and IFRS standards for the Group.

In future filings, we will amend the section ‘Intangible assets’ on page 178 as follows:

‘Implementation timing differences

This section sets out those adjustments that, although the applicable US and IFRS standards are substantially the same, arise because their effective dates for the Group differ.

IFRS	US GAAP

Intangible assets

Other intangibles

Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. From 1 January 2004, intangible assets have been recognised if they are separable or arise from contractual or other legal rights. All intangible assets other than goodwill are amortised over their useful economic lives.’

For US GAAP purposes, the Group recognised intangible assets separately from goodwill from 1 July 2001. This has resulted in the recognition of additional intangible assets and consequently higher amortisation charge under US GAAP.

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19.	Your disclosure on page 108 indicates that your securitisation transactions may result in continued recognition of the securitised assets, continued recognition of the assets to the extent of your continuing involvement, or derecognition of the securitised assets. With regard to this activity, please address the following:

Please tell us whether you have identified any differences in your accounting for these transactions under IFRS as compared to US GAAP. For example, explain how you considered the concept of legal control under SFAS 140 compared to the risks and rewards model under IAS 39.

Tell us how you considered whether any of your transfers to SPEs would have qualified for derecognition under SFAS 140.

The Group’s securitisations fall into two distinct categories: those undertaken by the Group in the UK and the Republic of Ireland and those undertaken by RBS Greenwich Capital and its affiliates in the US (‘Greenwich’).

We have analysed these transactions under IFRS and US GAAP as follows.

For the UK and the Republic of Ireland securitisations, we concluded that continued recognition of the securitised assets on the Group’s balance sheet is appropriate under both IFRS and US GAAP.

Under IFRS, the securitisation vehicles are consolidated in accordance with SIC-12 ‘Consolidation - Special Purpose Entities’. In accordance with paragraph 15 of IAS 39, the derecognition principles are applied at Group level. As the Group has retained substantially all the risks and rewards of ownership of the assets, through subordinated interests and rights to excess spread, the assets continue to be recorded on the Group’s balance sheet.

Under US GAAP, these transactions do not meet the requirements for derecognition because the securitisation vehicles which acquire the transferred assets do not have the characteristics required by SFAS 140 to be considered qualifying special purpose entities

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(‘qualifying SPEs’). Accordingly, these vehicles are consolidated in accordance with FASB Interpretation 46R (FIN 46R).

Securitisations undertaken by Greenwich fall into two categories under IFRS: those that meet the conditions for the securitised assets to be derecognised and those where the assets continue to be recognised to the extent of the Group’s continuing involvement.

IAS 39 requires its derecognition principles to be applied at consolidated level (paragraph 15 of IAS 39). The Greenwich securitisation vehicles are consolidated where the Group has determined that consolidation is required under SIC-12. IAS 39’s derecognition provisions are then applied to the assets held by the vehicles. There is no transfer of the contractual rights to the cash flow from the assets as required by paragraph 18 of IAS 39 for derecognition. However, under IFRS, assets may be derecognised or recognised to the extent of the entity’s continuing involvement if the conditions (pass-through conditions) set out in paragraph 19 of IAS 39 are met. In the case of the Greenwich securitisations, these conditions are met. The securitised assets are, in accordance with paragraph 20 of IAS 39, derecognised if substantially all the risks and rewards have been transferred to third parties; or, if substantially all the risks and rewards have neither been transferred nor retained, recognised to the extent of the Group’s continuing involvement. Greenwich has securitisations in both categories as set out in note 12.

Most of Greenwich securitisations meet US GAAP sale criteria as defined in SFAS 140. Transfers of financial assets are accounted for and reported on a financial-components approach basis that focuses on control. Under this approach, upon a transfer of financial assets, an entity recognises assets it controls and liabilities it has incurred and derecognises financial assets over which control has been surrendered and liabilities which have been extinguished. Such transfers to securitisation trusts are accounted for as sales since the Group has surrendered control over the transferred assets as defined in SFAS 140, paragraph 9 and other relevant sections.

Further, where the related securitisation trusts are qualifying SPEs as defined in SFAS 140, they are not consolidated by the Group under US GAAP pursuant to FIN 46(R). Among the US GAAP criteria satisfied are the legal isolation of the qualifying SPEs from the Group and creditors of the Group, the significant limitation of their activities in

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contractual documents governing the SPEs, and the inability of the Group, as transferor, to maintain control over the transferred assets.

Where the securitisation vehicles do not qualify as qualifying SPEs, under US GAAP, consolidation of such entities is based upon a risk and rewards model in FIN 46(R) focused on identifying which party, if any, has the majority of variability in expected losses, expected returns, or both.

As a result of this analysis of the Greenwich securitisations under IFRS and US GAAP, we have identified two differences in treatment between IFRS and US GAAP:

1.	Where the transaction is treated as a sale under US GAAP but under IFRS the assets continue to be recognised to the extent of the Group’s continuing involvement; and

2.	Where the SPE is consolidated under US GAAP and all its third party assets recorded on the Group’s consolidated balance sheet but under IFRS the assets continue to be recognised to the extent of the Group’s continuing involvement.

As at 31 December 2005, these differences gave rise to an IFRS-US GAAP adjustment to total assets of £393 million. Neither difference gives rise to an adjustment to net income or shareholders’ equity. The guidance in paragraph AG 52 of IAS 39 on the continuing involvement approach requires the same recognition of gain or loss on sale as under SFAS 140. The second difference gives no adjustment because the securitised assets and retained interests are carried at fair value by the Group. Further, though there might be adjustments within individual income statement line items such as realized gains and losses, the overall impact to net income is nil because such adjustments would be accompanied by equal and offsetting adjustments to other line items such as unrealized gains and losses. Finally, the adjustments required by IAS 39 in instances where assets are recognized to the extent of the Group’s continuing involvement as defined, result only in additional assets and liabilities recorded on the Group’s consolidated balance sheet.

20.	As disclosed on page 107 you have designated certain loans and advances to banks and customers as held-for-trading and carry such securities at fair value. Please tell us how you

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considered whether a US GAAP difference exists related to the carrying amount of such loans. Under SFAS 65 and SOP 01-6 loans held for sale are carried at the lower of cost or market.

We recorded an IFRS-US GAAP difference in relation to the Group’s held-for-trading loans; this is included within the financial instruments adjustment. The components of the Group’s held-for trading loans and their US GAAP treatment are as follows:

Held-for-trading loans	US GAAP treatment

Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given	These loans are measured at cost.

Other loans	These loans are recorded at the lower of cost and fair value except for those held by the Group’s broker-dealer subsidiary, RBS Greenwich Capital, which are reported at fair value as permitted by SOP 01-6.

In the light of your comments, we will include our US GAAP policy on held-for-trading loans, as set out below in future filings:

IFRS	US GAAP

(g) Financial instruments

Loans classified as held-for-trading
Under IAS 39, loans classified as held-for-trading are carried at fair value.

Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer which are recorded at fair value.

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21.	At the bottom of page 178 you disclose that "other adjustments in the reconciliation of net income for the year ended December 31, 2005 from IFRS to US GAAP include refinements to estimates arising from the implementation of IFRS". We also note that the amount reported as net income available for ordinary shareholders under US GAAP for the year ended December 31, 2004 differs from the amount reported in your prior Form 20-F by £39 million.

Please explain to us in more detail the specific changes in estimates to which you refer and how the implementation of IFRS affected the determination of such estimates.

Specifically tell us whether any of these changes in estimates were made to your allowance for loan losses. If so, please explain the reasons for such changes.

In the reconciliation of net income for the year ended 31 December 2005, ‘Other’ comprised the following:

£m
Immaterial GAAP adjustment
Share-based payment (a)	20

Refinement of estimates
Provision for loan impairments (b)	(82)
Leasing (c)	(66)
Long-term assurance business (c)	71

(77)
Other adjustments, net (d)	(2)

(59)

(a)	Immaterial GAAP adjustment - the Group applied IFRS 2 to grants under various share option schemes after 7 November 2002 that had not vested on 1 January 2005. As discussed below, SFAS 123(R) was adopted using the modified retrospective method. The adjustment above is the result of the different dates on which these two standards were adopted by the Group.

(b)	Provision for loan impairments - on transition to IFRS on 1 January 2005 the Group increased its provision for loan impairments by £82 million. This refinement in methodology is, for US GAAP reporting purposes, a change in accounting estimate.

Under UK GAAP, provisions were made so as to record impaired loans at their net

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realisable value. Specific provisions were established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covered advances impaired at the balance sheet date but not identified as such.

IFRS requires impairment losses to be recognised when there is objective evidence of an impairment that results from one or more events that occurred after the initial recognition of the loan and before the balance sheet date. The impairment loss is measured as the difference between an asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment is assessed individually for individually significant loans but can be assessed collectively for other loans. Collectively assessed loan impairment provisions are made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions).

On implementation of IFRS, we reviewed all our loan portfolios in the light of paragraphs 58 – 70 of IAS 39 on impairment and uncollectibility of financial assets. Increases in impairment losses through the effects of discounting and of improved methodologies for collectively assessed portfolios were offset by reallocation of general provision to collectively assessed portfolios and to cover latent loss provisions, resulting in a net increase of £82 million in loan impairment provisions. While there are areas of difference in detail between UK GAAP and US GAAP on loan loss provisioning, historically the Group concluded that such differences did not give rise to a material difference in its provision for impaired loans. This judgment was confirmed by the immaterial adjustment (£82 million) on transition from UK GAAP to IFRS. The principles in IFRS for loan loss provisioning are consistent with those in US GAAP.

(c)	Leasing and long-term assurance business - up to 31 December 2004 the Group used certain estimates in order to compute the UK to US GAAP differences for leases and long-term assurance business. As disclosed in the Group’s 2004 Form 20-F, these GAAP differences were related to the post-tax income recognition applied under UK GAAP for finance leases and the approach to calculating deferred income and deferred acquisition costs for the Group’s long duration insurance contracts. On adoption of IFRS, the Group’s primary accounting records for finance leases were converted to a pre-tax basis

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and more sophisticated techniques were used to identify and measure the unamortised amounts related to deferred income and deferred acquisition costs for insurance contracts.

(d)	Other adjustments, net - these comprise adjustments relating to the reversal of the Group’s general insurance equalisation reserve (£110 million credit) and the correction of an adjustment to the property revaluation reserve (£112 million debit). The Group considered the guidance in Staff Accounting Bulletin 99, Materiality, in relation to these adjustments. Given that the maximum individual adjustment recognised represented 2.5% of US GAAP net income, and the aggregate effect of both adjustments was de minimis, and, considering all other relevant circumstances (qualitative and quantitative) the Group determined that the recording of such adjustments through the net income reconciliation in 2005 was appropriate.

•	Please tell us whether the change in your net income under US GAAP for the year ended December 31, 2004 is attributable to such refinements of estimates.

•	If not, please clearly explain the reasons for the difference and tell us whether such a change indicates that amounts previously reported under US GAAP should be restated.

The change of £39 million in net income available for ordinary shareholders under US GAAP for the year ended 31 December 2004 related to the adoption of SFAS 123(R). The Group adopted SFAS 123(R), effective 1 January 2004, using the modified retrospective application method. The impact of adopting SFAS 123(R) using this transition method was considered immaterial by the Group, consistent with its evaluations on the materiality of share options in the IFRS financial statements (see response to comment 2 above). Consequently, the associated required disclosures were not provided.

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In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2005 Form 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss any of our responses, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768 in the first instance.

Yours sincerely

/s/ Guy Whittaker
Guy Whittaker
Group Finance Director

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		ANNEX

Dated loan capital	2006	2005
	£m	£m

The company
£200 million floating rate (minimum 5.25%) notes 2005 (1,2)
US$400 million 6.4% subordinated notes 2009 (1)
US$300 million 6.375% subordinated notes 2011 (1)
US$750 million 5% subordinated notes 2013
US$750 million 5% subordinated notes 2014 (1)
US$250 million 5% subordinated notes 2014 (1)
US$675 million 5.05% subordinated notes 2015
US$350 million 4.7% subordinated notes 2018 (1)

The Royal Bank of Scotland plc
£125 million subordinated floating rate notes 2005
£150 million 8.375% subordinated notes 2007
DEM500 million (redesignated €255 million) 5.25% subordinated notes 2008
€300 million 4.875% subordinated notes 2009
£35 million floating rate step-up subordinated notes 2010
CA$700 million 4.25% fixed rate subordinated notes 2010
US$350 million floating rate subordinated notes 2012
€130 million floating rate subordinated notes 2012
US$500 million floating rate subordinated notes 2012
£150 million 10.5% subordinated bonds 2013 (3)
€1,000 million 6.0% subordinated notes 2013
€500 million 6.0% subordinated notes 2013
US$50 million floating rate subordinated notes 2013
€1,000 million floating rate subordinated notes 2013 (callable October 2008)
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)
A$590 million 6.0% subordinated notes 2014 (callable October 2009)
A$410 million floating rate subordinated notes 2014 (callable October 2009)
£250 million 9.625% subordinated bonds 2015
US$750 million floating rate subordinated notes 2015
€750 million 4.875% subordinated notes 2015
CHF400 Million 2.375 fixed rate subordinated notes 2015 (8)
CHF100 Million 2.375 fixed rate subordinated notes 2015 (9)
US$500 million floating rate subordinated notes 2016 (callable October 2011)
€500 million 4.5% subordinated notes 2016 (callable January 2011)
€100 million floating rate subordinated notes 2017
US$125.6 million floating rate subordinated notes 2020
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)

RBSG Capital Corporation
US$250 million 10.125% guaranteed capital notes 2004

National Westminster Bank Plc
US$1,000 million 7.375% subordinated notes 2009
US$650 million floating rate subordinated step-up notes 2009
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)
€500 million 5.125% subordinated notes 2011
£300 million 7.875% subordinated notes 2015
£300 million 6.5% subordinated notes 2021

Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital floating rate notes 2006
US$500 million subordinated loan capital floating rate notes 2006

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Charter One Financial, Inc.
US$400 million 6.375% subordinated notes 2012

First Active plc
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)
£60 million 6.375% subordinated bonds 2018 (callable April 2013)

Notes:
(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2) Repayable in five equal annual instalments in May in each of the years 2001 to 2005.
(3) Unconditionally guaranteed by the company.

Undated loan capital	2006	2005
	£m	£m

The company
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1,2)
US$200 million 8.5% exchangeable capital securities, Series A (callable June 2004) (1,3)
US$ 50 million undated 7.993% capital securities (callable November 2005) (1)
US$ 35 million undated 7.755% capital securities (callable December 2005) (1)
US$ 200 million undated 7.375% reset capital securities (callable April 2006) (1)
US$ 75 million floating rate perpetual capital securities (callable September 2007)(1)
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,4)

The Royal Bank of Scotland plc
£125 million 9.25% undated subordinated step-up notes (callable April 2006)
£150 million undated subordinated floating rate step-up notes (callable March 2007)
FRF1,000 million (redesignated €152 million) 5.875% undated subordinated notes (callable October 2008)
£175 million 7.375% undated subordinated notes (callable August 2010)
£350 million 6.25% undated subordinated notes (callable December 2012)
£500 million 5.125% subordinated notes (callable July 2014)
£1,000 million floating rate subordinated notes (callable July 2014)
£500 million 6.0% subordinated notes (callable September 2014)
£500 million 5.125% undated subordinated notes (callable March 2016)
£200 million 9.5% undated subordinated bonds (callable August 2018) (5)
£600 million 5.5% subordinated notes (callable December 2019)
£500 million 6.2% undated subordinated notes (callable March 2022)
£300 million 5.625% undated subordinated notes (callable September 2026)
£200 million 5.625% undated subordinated notes (callable September 2026)
£400 million 5.625% undated subordinated notes (callable September 2026)
£350 million 5.625% undated subordinated notes (callable June 2032)
£150 million 5.625% undated subordinated notes (callable June 2032)
JPY25 billion 2.605% subordinated notes (callable November 2034)

National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (6)
US$500 million primary capital floating rate notes, Series B (6)
US$500 million primary capital floating rate notes, Series C (6)

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US$500 million 7.875% exchangeable capital securities (callable on any interest payment date) (6,7)
US$500 million 7.75% reset subordinated notes (callable October 2007)
€100 million floating rate undated subordinated step-up notes (callable October 2009)
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)
£325 million 7.625% undated subordinated step-up notes (callable January 2010)
£200 million 7.125% undated subordinated step-up notes (callable October 2022)
£200 million 11.5% undated subordinated notes (callable December 2022) (8)

First Active plc
£20 million 11.75% perpetual tier two capital
IR£30 million 11.375% perpetual tier two capital
£1.3 million floating rate perpetual tier two capital

Notes:
(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2) Interest is payable at a rate of 0.25% per annum over an average calculated by reference to six month euro dollar deposits in London for each interest period.
(3) Redeemable in certain circumstances related to changes in the tax laws of the UK, in whole or in part, at the option of the company on any interest payment date. Exchangeable, in whole or in part, at the option of the company on any interest payment date, or in certain circumstances related to changes in the tax laws of the UK, in whole but not in part, into the company's non-cumulative preference shares of US$0.01 each.
(4) Redeemable by the company on or after 30 September 2031 or on any interest payment date thereafter or at any time on the occurrence of certain events, subject to the prior approval of the UK Financial Services Authority. Interest on the PROs is payable semi-annually in arrears at a fixed rate of 7.648% per annum until 30 September 2031 and thereafter quarterly in arrears at a variable rate of 2.5% per annum above three month dollar LIBOR. The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling these shares, to settle the interest payment.
(5) Guaranteed by the company.
(6) Callable on any interest payment date
(7) Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.
(8) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(9) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(10) Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

Preference shares	2006	2005
	£m	£m
Non-cumulative preference shares of US$0.01 (1)
Series D 8.2125% redeemable on or after 14 September 2005
Series E 8.1% redeemable on or after 17 October 2006
Series F 7.65% redeemable on or after 31 March 2007
Series G 7.4% redeemable on or after 31 March 2003
Series H 7.25% redeemable on or after 31 March 2004
Series I 8% redeemable on or after 30 September 2004
Series K 7.875% redeemable on or after 30 June 2006
Series L 5.75% redeemable on or after 30 September 2009
Non-cumulative convertible preference shares of US$0.01 Series 1 9.118% redeemable on or after 31 March 2010 (1)
Non-cumulative convertible preference shares of £0.01 Series 1 7.387% redeemable on or after 31 December 2010 (1)

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National Westminster Bank Plc
Series A 9% (2)
Non-cumulative preference shares of US$0.01
Series B 7.8752% (3)
Series C 7.7628% (4)

Notes:
(1) Refer to page x of the 2006 Form 20-F for contractual terms
(2) The £140 million 9% non-cumulative preference shares Series A, of £1 each are non-redeemable
(3) The US$250 million non-cumulative preference shares, Series B, of US$25 each carry a gross dividend of 8.75% inclusive of associated tax credit. They are redeemable at the option of NatWest at US$25 per share.
(4) The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of NatWest from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 in 2005 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

Trust preferred securities (1)	2006	2005
	£m	£m
€1,000 6.467% redeemable on or after 30 June 2012
US$1,000 6.800% redeemable on or after 31 March 2008
US$1,000 4.709% redeemable on or after 1 July 2013
US$1,000 6.425% redeemable on or after 3 January 2034

Notes:
(1) These securities have no maturity date and are not redeemable at the option of the holders at any time. The securities may, with the consent of the FSA be redeemed, in whole or in part, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events.

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